Exhibit 3.1

State of Utah DEPARTMENT OF COMMERCE Division of Corporations & Commercial Code Articles of Amendment to Articles of Incorporation (Profit)

Entity Number: 866715-0142

Non-Refundable Processing Fee: $37.00

Pursuant to UCA § 16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1. The name of the corporation is: Netcapital Inc.

2. The date the following amendment(s) was adopted: July 24, 2024

3. If changing the corporation name, the new name of the corporation is:

4. The text of each amendment adopted (include attachment if additional space needed):

The Articles of Incorporation are hereby amended by revising Article IV to include a new Article IV-C as set forth on Annex A attached hereto.

5. If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6. Indicate the manner in which the amendment(s) was adopted (mark only one):

Adopted by Incorporators or Board of Directors - Shareholder action not required.

X	Adopted by Shareholders - Number of votes cast for amendment was sufficient for approval.

7. Delayed effective date (if not to be effective upon filing) 08/01/2024 (MM-DD-YYYY not to exceed 90 days)

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By:	/s/ Martin Kay

Title:	Chief Executive Officer

Date: 07/29/2024

Under GRAMA {63G-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Mailing/Faxing. Information:www.corporations.utah.gov/contactus.html Division’s website:www.corporations.utah.gov

ANNEX A

The Articles of Incorporation are hereby amended by revising Article IV to include a new Section C as follows:

“ARTICLE IV-C

Reverse Stock Split. Effective at 4:01 p.m. Eastern Time (the “Effective Time”) on the effective date of the articles of amendment adding this Section C to Article FOURTH of the articles of incorporation of the corporation (the “Effective Date”), every seventy (70) shares of Common Stock issued and outstanding or held by the corporation in treasury stock, in each case immediately prior to the Effective Time, shall automatically be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the corporation or the holder thereof (the “Reverse Split”); provided, however, that if the Reverse Split would result in any holder of Common Stock having a number of shares of Common Stock that is, in the aggregate, less than one (1) share (a “Fractional Share”), such holder shall be entitled to receive a whole share of Common Stock in lieu of a Fractional Share. The Reverse Split shall have no effect on the number of authorized shares of Common Stock or the par value per share thereof.”

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